UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact February 18 | 2026

Results of Primary Public Offering of Common Shares

São Paulo, February 18, 2026 – Azul S.A. (B3: AZUL53, OTC: AZULQ) (“Azul” or the “Company”), in compliance with the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”) Resolution No. 44, dated August 23, 2021, and Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, hereby informs its shareholders and the market that, at a meeting held today, the Company’s board of directors approved (i) the increase of the Company’s share capital; and (ii) the issuance of 45,477,707,683,900 new common shares (the “Shares”), at a price per Share of R$0.000109656646388772000 (the “Offering”), for an aggregate subscription price of R$5.0 billion.

On February 12, 2026, the Company held an extraordinary general meeting of shareholders which approved the reverse split of all common shares issued by the Company, in the ratio of 75 shares to 1 share (the "Reverse Split"). The Reverse Split will be completed before settlement of the Offering, and, accordingly, the number of Shares to be issued and delivered under the Offering, including share baskets and share lots, will be adjusted to reflect the Reverse Split, with Priority Offering subscribers receiving 1,727,900 shares per share basket.

As a result of the capital increase under the Offering, the Company’s new share capital is R$21,756,852,177.39, divided into 54,730,851,778,811 common shares, already reflecting the effects of the Reverse Split approved at the extraordinary general meeting of shareholders on February 12, 2026.

The Offering is being conducted pursuant to Article 26, item II, subsection “a”, of CVM Resolution No. 160, dated July 13, 2022, as amended, under the automatic registration procedure, in Brazil, and will consist exclusively of newly issued Shares of the Company.

As previously disclosed in the material facts dated December 12, 2025, January 13, 2026, January 21, 2026 and February 3, 2026, the Offering is an integral part of the Company’s restructuring plan under Chapter 11 of the United States Bankruptcy Code (the “Plan”). The Offering is intended to raise new funds and to implement the capitalization of debt arising from the Debtor in Possession (DIP) financing borrowed in the context of the aforementioned restructuring process, in both cases to support the implementation of the Plan.

In order to comply with applicable Brazilian regulations and to ensure the participation of existing shareholders, the Company granted priority rights to existing shareholders to subscribe for Shares on a pro rata basis, pursuant to CVM regulations (the “Priority Offering”).

Simultaneously with the Offering, Shares (including in the form of the Company’s American depositary receipts (“ADRs”)) will be privately placed outside Brazil exclusively with certain committed investors and existing noteholders in accordance with the Plan, in transactions exempt from or not subject to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), including pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S of the Securities Act and regulations promulgated under the Securities Act.

The Offering is not being made to holders of the Company’s ADRs. Holders of ADRs will not be entitled to participate in the Priority Offering. ADR holders may only participate in the Offering if, and to the extent that, they qualify as professional investors under applicable Brazilian regulations and invest directly in Shares in Brazil, and not through ADRs. No offering of ADRs is being made to the public in connection with the Offering.

The Offering, including the Priority Offering, has not been and will not be registered under the Securities Act or under any other federal or state securities laws of the United States. The Shares and the ADRs may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This material fact is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in Brazil, the United States or any other jurisdiction. The distribution of this material fact and the offering and sale of securities in certain jurisdictions may be restricted or prohibited by law. Any information contained herein may not be taken, transmitted, disclosed, distributed or disseminated in the United States of America.

Material Fact February 18 | 2026

The Company will keep its shareholders and the market duly informed of the progress of the Offering in accordance with applicable Brazilian law and regulations, through the websites of the CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company’s investor relations website (https://ri.voeazul.com.br/).

About Azul

Azul S.A. (B3: AZUL53, OTC: AZULQ) is the largest airline in Brazil in terms of number of cities served, operating approximately 800 daily flights to more than 137 destinations. With an operating passenger fleet of around 170 aircraft and more than 15,000 crewmembers, the Company operates more than 400 nonstop routes. Azul was named by Cirium (a leading aviation analytics company) as one of the two most punctual airlines in the world in 2023. In 2020, the Company was awarded the world’s best airline by the TripAdvisor Travelers’ Choice Awards, being the only Brazilian airline to receive this recognition. For more information, visit ri.voeazul.com.br.

Contact Information

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 18, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer